UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  *    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On November 18, 2009, CIBT Educations Group Inc. (the “Company”) issued a news release announcing that it has entered into a joint engagement letter with two U.S based investment firms (the “Underwriters”) recording the intention of the parties to raise US$15 million dollars from accredited and institutional investors only by way of a registered offering of common shares of the Company. In accordance with US securities laws, the registered offering can only be made by way of a prospectus, and it is anticipated that the prospectus will be filed with the applicable securities regulators in early 2010. The proceeds will be used to fund future acquisitions and working capital.  The exact terms of the financing are subject to negotiation between the Company and the Underwriters and acceptance by regulatory bodies.

The news release does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States or any jurisdiction.

A copy of the November 18, 2009 news release is attached as exhibit 99.1 hereto.

EXHIBITS

Number	Description of Exhibit
99.1	November 18, 2009 News Release – “CIBT to File Prospectus to Raise US$15 Million in Registered Offering”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: November 20, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer